

September 27, 2007

By facsimile to (775) 575-1261 and U.S. Mail

Mr. Alexander Dannikov
President
Bosco Flooring, Inc.
26 Utkina Street, Apt. 10
Irkutsk, Russia 664007

Re: Bosco Flooring, Inc.
        Pre-effective Amendments 1 and 2 to Registration Statement on Form SB-2
        Filed September 12, 2007
        File No. 333-144509

Dear Mr. Dannikov:

    We reviewed the filings and have the comments below.

General

1.   Include an updated auditor's consent in any amendment to the registration statement.

Table of Contents

2.   Include in the table of contents the section "Available Information" on page 40.

Risk Factors, page 6

3.   Refer to prior comment 3. As requested previously, if a substantial portion of Bosco's assets is located outside the United States, provide comparable risk factor disclosure of the difficulty that investors may have in effecting service of process on Bosco and in enforcing in the United States judgments obtained in United States courts against Bosco based on the civil liabilities provisions of the United States securities laws. Although we note that there is a reference to "the Company" in the sixth risk factor's caption or heading in response to prior comment 3, there is no discussion of a risk relating to "the

Company" in the risk factor itself. Please expand the sixth risk factor to include a discussion of the risk, if true, relating to a substantial portion of Bosco's assets being located outside the United States. Alternatively, present the disclosure of that risk in a discrete risk factor.

4.   We note the disclosure in the seventh risk factor in response to prior comment 4. Identify the other company with which Mr. Alexander Dannikov, Bosco's sole director, is associated. Further, disclose whether that other company is an affiliate of Bosco.

Description of Securities, page 16

5.   We assume that inclusion of the word "Colleagues" in the caption or heading "General Colleagues" is inadvertent. Please revise.

Available Information, page 40

6.   Delete the language that statements contained in the prospectus "are qualified in their entirety." Rule 411(a) of Regulation C under the Securities Act permits qualification of information inside the prospectus by reference to information outside the prospectus only if the form explicitly permits it or where the form requires a summary of the document.

Exhibit Index

7.   Although you included an exhibit index in response to prior comment 11, you mistagged the exhibit index as "Cover" on the EDGAR system. Since the exhibit index is part of the body of the registration statement and should appear as the last page of the registration statement's body, the exhibit index should not be tagged separately. Refer to the EDGAR Filer Manual for instructions, and revise. If you require technical assistance, you may contact the EDGAR operations staff at the telephone number listed in the manual.

Exhibits

8.   We note that you mistagged the exhibits on the EDGAR system. Specifically, you mistagged:

- Both exhibits 3.1 and 3.2 as exhibit 3.

- Exhibit 5.1 as exhibit 5.

- Exhibit 10.1 as exhibit 10.

- • Both exhibits 23.1 and 23.2 as exhibit 23.

The exhibits' tags should conform to the numbers assigned to the exhibits in the exhibit index. Refer to the EDGAR Filer Manual for instructions, and revise. If you require technical assistance, you may contact the EDGAR operations staff at the number listed in the manual.

Exhibit 5.1

9.   The opinion should refer to the specific registration statement by including its file number. Please revise.

10.   The opinion states that the shares are "currently validly issued, fully-paid and nonassessable." Although we note the phrase "when sold after the effectiveness of the Registration Statement" in the fourth paragraph, the opinion as drafted is unclear whether the shares will be validly issued, fully paid, and nonaccessable when sold after the registration statement's effectiveness. Please revise.

Exhibit 23.2

11.   Refer to prior comment 12. As noted previously, counsel must consent also to being named in the registration statement on page 18. See Rule 436 of Regulation C under the Securities Act. As drafted, the consent covers only inclusion of the opinion letter as an exhibit to the registration statement. Further, the consent should refer to the specific registration statement by including its file number. Please revise.

Closing

        File an amendment to the SB-2 in response to the comments. To expedite our review, Bosco may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Bosco thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Bosco and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If Bosco requests acceleration of the registration statement's effectiveness, Bosco should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Bosco from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- Bosco may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Bosco provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-

3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Nevada's Best Incorporators
        Attention: Mr. Robert C. Harris
        Agent for Service, Bosco Flooring, Inc.
        564 Wedge Lane
        Fernley, NV 89408